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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

NEON SYSTEMS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

640509105

(Cusip Number)

CSFT Holdings, Inc.
c/o Rodney H. Bell, Esq.
Holland & Knight LLP
701 Brickell Avenue, Suite 3000
Miami, Florida 33131
(305) 374-8500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 13, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 640509105			Page 2 of 7

1.	Name of Reporting Person: CSFT HOLDINGS, INC.		I.R.S. Identification Nos. of above persons (entities only): 13-3534944

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): NOT APPLICABLE

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,125,000

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 1,125,000

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,125,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 10.8%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 640509105	Page 3 of 7

Item 1. Security and Issuer.

     This statement on Schedule 13D relates to the common stock, par value $.01 per share (the “Common Stock”), of NEON Systems, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4100 Southwest Freeway, Suite 500, Sugarland, Texas 77478.

Item 2. Identity and Background.

(a)	Name of Persons Filing:

CSFT Holdings, Inc. f/k/a ClientSoft Inc. Information as to the identity and background of the executive officers, directors and control persons of CSFT Holdings, Inc. are set forth on Appendix A attached hereto, which is incorporated herein by reference (collectively, the “Principals”).

(b)	Address of Principal Business Office or if None, Residence:

c/o Holland & Knight LLP 701 Brickell Avenue, Suite 3000 Miami, Florida 33131 Attention: Rodney H. Bell

The principal business addresses of the Principals are set forth on Appendix A hereto.

(c)	Prior to the sale of substantially all of its assets, CSFT Holdings, Inc. was in the principal business of providing innovative solutions to help enterprise organizations maximize investments in mainframe and midrange computing. The present principal occupations or employment of the Principals are set forth on Appendix A hereto.

(d)	During the last five years, the Reporting Person and, to the knowledge of the Reporting Person, none of the Principals, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, the Reporting Person and, to the knowledge of the Reporting Person, none of the Principals, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws was issued nor a finding of any violation with respect to such laws was made.

(f)	To the knowledge of the Reporting Person, all of the Principals are United States citizens.

Item 3. Source and Amount of Funds or Other Consideration.

     See Item 4.

CUSIP No. 640509105	Page 4 of 7

Item 4. Purpose of Transaction.

     On December 13, 2004, the Reporting Person acquired a warrant (the “Warrant”) to purchase up to 1,125,000 shares of Common Stock of the Issuer. The Warrant was acquired in connection with an Asset Purchase Agreement between the Issuer and the Reporting Person pursuant to which the Issuer acquired substantially all of the assets of the Reporting Person. The Reporting Person may exercise the Warrant, in whole or in part, at any time commencing on December 13, 2004, and expiring on June 13, 2008, at an exercise price of $4.80 per share.

Item 5. Interest in Securities of the Issuer.

(a)	Number of Shares beneficially owned by the Reporting Person:

     1,125,000 shares are issuable upon exercise of the Warrant by the Reporting Person.

10.8% of the Common Stock (based upon 9,324,209 shares of common stock outstanding, as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2004, and assuming the issuance of 1,125,000 shares of common stock to the Reporting Person pursuant to the Warrant)

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

1,125,000

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

1,125,000

(iv)	Shared power to dispose or to direct the disposition of:

0

(c)	The Reporting Person has not engaged in any transactions in the Common Stock during the past 60 days, except as disclosed herein.

(d)	No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 640509105	Page 5 of 7

Item 7. Material to be Filed as Exhibits.

(a) Asset Purchase Agreement dated December 13, 2004, between ClientSoft Inc., NEON Systems, Inc. and the escrow agent named therein (incorporated by reference to Exhibit 2.1 of Form 8-K filed by NEON Systems, Inc. on December 16, 2004).

(b) Warrant Agreement dated December 13, 2004, between ClientSoft Inc. and NEON Systems, Inc. (incorporated by reference to Exhibit 4.1 of Form 8-K filed by NEON Systems, Inc. on December 16, 2004)

CUSIP No. 640509105	Page 6 of 7

SIGNATURES

     After reasonable inquiry and to the best of the knowledge and belief, each of the undersigned persons certifies that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2004.	CSFT HOLDINGS, INC.
	By:	/s/ William W. Wilson, III
William W. Wilson, III, President, Chief Executive Officer and Assistant Secretary

CUSIP No. 640509105	Page 7 of 7

APPENDIX A

IDENTITY AND BACKGROUND OF
DIRECTORS AND EXECUTIVE OFFICERS
OF CSFT HOLDINGS, INC.

Name and Position	Present Occupation or Employment
with CSFT Holdings, Inc.	and Business Address
Steven S. Antebi, Director	Private Investor/Consultant
c/o Rodney H. Bell, Esq.
Holland & Knight LLP
701 Brickell Avenue, Suite 3000
Miami, Florida 33131

Robert G. Davidoff, Director	General Partner, CMNY Capital II, LP
c/o Rodney H. Bell, Esq.
Holland & Knight LLP
701 Brickell Avenue, Suite 3000
Miami, Florida 33131

Daniel J. Devers, Director	Chief Executive Officer of Jack M. Berry Inc.
c/o Rodney H. Bell, Esq.
Holland & Knight LLP
701 Brickell Avenue, Suite 3000
Miami, Florida 33131

Joseph J. Porfeli, Director	CEO, The Spencer Trask Software & Information Technology Group
c/o Rodney H. Bell, Esq.
Holland & Knight LLP
701 Brickell Avenue, Suite 3000
Miami, Florida 33131

William W. Wilson, III,	Director, President, Chief Executive
Director, President, Chief	Officer, and Assistant Secretary of CSFT Holdings, Inc.
Executive Officer, and
Assistant Secretary	c/o Rodney H. Bell, Esq.
Holland & Knight LLP
701 Brickell Avenue, Suite 3000
Miami, Florida 33131

Carmen M. Hirst, Corporate	Corporate Controller and Corporate Secretary
Controller and Corporate	of CSFT Holdings, Inc.
Secretary
c/o Rodney H. Bell, Esq.
Holland & Knight LLP
701 Brickell Avenue, Suite 3000
Miami, Florida 33131